ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

Multiple Sponsored Retirement Options

Supplement dated December 1, 2010 to the Contract Prospectus
dated April 30, 2010, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **"Step 1"** in the **"I. Accumulation Phase"** section on page 5 of the prospectus is deleted and replaced with the following:

    STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

    According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or one or more accounts for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

2. Footnote 2 to the "**Loan Interest Rate Spread**" in the "**FEE TABLE**" on page 6 of the prospectus is hereby deleted and replaced with the following:

    2 This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a loan interest rate spread between 0.0% up to a maximum of 3.0% per annum. Currently, the loan interest spread for most contracts is 2.5% per annum. For example, if the current interest rate charged is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited to the contract would be 3.5%. The amount of the loan interest rate spread is retained by the Company. See "Loans."

3. The first paragraph in the "**INVESTMENT OPTIONS**" section on page 11 of the prospectus is hereby deleted and replaced with the following:

    The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times and have different available investment options), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

4. The **"Limits on Option Availability"** section on page 12 of the prospectus is deleted and replaced with the following:

    Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts, plans, individual accounts or in some states. For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

5. The following new section is added immediately before the **"CONTRACT PURCHASE AND PARTICIPATION"** section on page 16 of the prospectus:

    Transfers between Individual Accounts. According to the plan, we may establish one or more accounts for you. As permitted by the plan and if allowed under the contract, you may transfer assets from one individual account to another. Any such transfer will be subject to the restrictions, conditions and limits set forth in the contract.

6. The last paragraph of the **"Reduction, Waiver or Elimination"** section on page 23 of the prospectus is deleted and replaced with the following:

    We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

7. The **"Loan Interest "** section on page 33 of the prospectus is deleted and replaced with the following:

    Loan Interest. Interest will be applied on loan amounts. The difference between the rate charged and the rate credited on the loans under your contract is the loan interest rate spread, which is currently 2.5% per annum for most contacts. We reserve the right to apply a loan interest rate spread between 0.0% up to a maximum of 3.0% per annum, and different individual accounts may be subject to different loan interest rate spreads. The amount of the loan interest rate spread is retained by the Company.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***